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EXHIBIT 12.2

PACCAR Financial Corp.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
PURSUANT TO THE SUPPORT AGREEMENT
BETWEEN THE COMPANY AND PACCAR
(Thousands of Dollars)

	Nine Months Ended September 30
	2000		1999
FIXED CHARGES
Interest expense	$149,098		$108,351
Facility and equipment rental	725		747

TOTAL FIXED CHARGES	$149,823		$109,098

EARNINGS
Income before taxes	$43,160		$45,452
Depreciation	7,158		6,589

	50,318		52,041
Fixed charges	149,823		109,098

EARNINGS AS DEFINED	$200,141		$161,139

RATIO OF EARNINGS TO FIXED CHARGES	1.34	x	1.48	x

13

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PACCAR Financial Corp. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES PURSUANT TO THE SUPPORT AGREEMENT BETWEEN THE COMPANY AND PACCAR (Thousands of Dollars)